Exhibit 99.1

Group 42 and Bradley Radoff Set the Record Straight for VAALCO Shareholders

Believe that Company’s Statements Are Aimed at Confusing Shareholders and Derailing Valid Consent Solicitation Process

Group 42 and Bradley Radoff Will Proceed with Intended Consent Solicitation and Will Be Relentless in Effort to Ensure the Board Honors Rights of Majority of Shareholders

NEW YORK, Nov 24, 2015 – Group 42, Inc. and Bradley Radoff (and related entities) (“the Group”), together the beneficial owners of approximately 11.1% of the outstanding shares of VAALCO Energy, Inc. ("VAALCO" or the "Company") (NYSE: EGY), and the Company’s largest stockholder, today issued the following statement to explain in clear and simple terms the legal questions VAALCO has misleadingly raised with regard to the Group’s intended consent solicitation:

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Our consent solicitation is a legal, valid and proper process to replace directors on VAALCO’s Board.  VAALCO’s claim is that their directors have a duty to enforce a Charter provision that is invalid under Delaware law. We do not agree that any Delaware Board has a duty to shut down shareholder action in order to enforce an invalid provision in violation of the state statute.

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Our consent solicitation is the most efficient, effective and democratic way for the shareholders’ voices to be heard. So why is the Board offering to call a special meeting instead?  Simple.  Because as disclosed in the Company’s filing with the SEC this morning, at such a special meeting, as a pre-condition to shareholders voting on our proposals they will first have to approve by the vote of 66 2/3% of the outstanding shares an amendment to the invalid Charter provision that does not need to be amended for a valid removal of directors.  In other words, by adding a requirement that shareholders invalidate the already invalid provision the Board is making it more likely that they will keep their jobs.

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The Board’s claim that it is “committed to shareholder democracy” seems disingenuous at best given their actions.  We do not view as “shareholder democracy” an attempt to force shareholders to pursue an unnecessary special meeting process that imposes hurdles to shareholders voicing their positions. Certainly not when there is a perfectly valid consent solicitation process that we, their largest shareholder, are already pursing.  A Board committed to shareholder democracy would not have adopted a poison pill despite their shareholders unequivocally voting against a poison pill just a few years ago.

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The Board claims that we have “threatened litigation” and otherwise tries to imply that our pursuit of a valid consent solicitation is a choice for protracted and expensive litigation.  This is once again not true.  We have not threatened litigation because we do not see any reason to go to court when the Delaware statute is extremely clear in its language that “any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors…”  If the Board’s view of shareholder democracy involves challenging in court shareholders’ ability to remove directors despite the clear language of the statute then this is their prerogative.  We do not desire litigation, however, should the Board attempt to enforce invalid charter provisions, we will most vigorously defend our right and the rights of all VAALCO shareholders to replace the Company’s directors as permitted by the Delaware statute. Similarly, if we successfully gather sufficient number of consents to remove VAALCO directors and the Board attempts to disregard shareholders and challenges the results we will be relentless in seeking validation of the results in the Delaware courts if necessary and seeing the shareholders’ will implemented.

It is clear to us that the Board is simply trying to avoid accountability for VAALCO’s share price being down 56% this year, the reckless drilling of a $27.2 million dry hole, and G&A costs that are impossible to justify in light of the current environment.

So instead the Board is apparently trying to change the conversation with confusing and misleading statements that run counter to the facts and the law. We feel it is important to set the record straight with shareholders and make clear that our intended consent solicitation is legal and valid. As a result, we remain committed to proceeding with soliciting consents to replace a majority of the Company’s Board of Directors. We will not allow VAALCO’s transparent attempts to mislead investors to get in the way of overdue change at the Company.

Further, we reiterate our Group’s willingness to meet with the Board at any time to discuss a reasonable settlement that would bring meaningful change to VAALCO. We remain disappointed that despite our extensive efforts to engage with the Board over the past four months, they continue to only repeat the same inadequate offer, demonstrating a complete lack of good faith to resolve this situation.  Our only objective is to deliver value for all shareholders of VAALCO, and we remain steadfast in this conviction.

About Group 42, Inc.:
Group 42 is a U.S.-based holding company that delivers innovative energy services to international and enterprise class customers around the globe. Through its subsidiaries and international joint ventures, it partners with other multinational energy companies that have expertise in applying technology-oriented solutions. Group 42 operates in North America, Asia Pacific, the Arabian Gulf, West Africa and the North Sea.

About Bradley L. Radoff:
Bradley L. Radoff is a private investor based in Houston, Texas.

Investors:

Innisfree M&A Incorporated
Scott Winter / Jonathan Salzberger
212-750-5833

Media Contacts:

Sloane & Company
Elliot Sloane, 212-446-1860
or Dan Zacchei, 212-446-1882

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Group 42, Inc. (“Group 42”), together with the other participants named herein (collectively, the “Group 42-BLR Group”), has made a preliminary filing with the Securities and Exchange Commission (“SEC”) of a consent statement and an accompanying consent card to be used to solicit consents from stockholders of VAALCO Energy, Inc., a Delaware corporation (“VAALCO” or the “Company”), for a number of proposals, the ultimate effect of which would be to remove four current members of the Board of Directors of VAALCO, and replace them with the Stockholder Group’s four highly qualified director nominees.

THE GROUP 42-BLR GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

Group 42, Inc., Paul A. Bell, BLR Partners LP (“BLR Partners”), BLRPart, LP (“BLRPart GP”), BLRGP Inc. (“BLRGP”), Fondren Management, LP (“Fondren Management”), FMLP Inc. (“FMLP”), The Radoff Family Foundation (“Radoff Foundation”), Bradley L. Radoff, Pete J. Dickerson, Michael Keane, and Joshua E. Schechter are participants in this solicitation.

As of the date hereof, Group 42 owned directly 2,499,692 shares of Common Stock.  Paul A. Bell, who serves on the board and as the President and Chief Executive Officer of Group 42, may be deemed to beneficially own the 2,499,692 shares owned by Group 42.  As of the date hereof, BLR Partners owned directly 1,951,095 shares of Common Stock.  BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  BLRGP, as the general partner of BLRPart GP, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  Fondren Management, as the investment manager of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  FMLP, as the general partner of Fondren Management, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  As of the date hereof, the Radoff Foundation owned directly 85,000 shares of Common Stock.  As of the date hereof, Bradley L. Radoff owned directly 1,938,905 shares of Common Stock and, as the sole stockholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners and the 85,000 shares owned by the Radoff Foundation.  As of the date hereof, none of Messrs. Dickerson, Keane or Schechter beneficially owned any shares of Common Stock.

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